UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _______)*

Samson Oil & Gas Limited
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

796043107
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  ☑  Rule 13d-1(b)

  ☐  Rule 13d-1(c)

  ☐  Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 6 pages
CUSIP No. 796043107	Samson Oil & Gas Limited

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Madison Street Partners, LLC 16-1656703
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 209,658 ADR and 8,526,664 ORD
	6	SHARED VOTING POWER [0]
	7	SOLE DISPOSITIVE POWER 209,658 ADR and 8,526,664 ORD
	8	SHARED DISPOSITIVE POWER [0]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 209,658 ADR and 8,526,664 ORD
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.09%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

Page 3 of 6 pages
CUSIP No. 796043107	Samson Oil & Gas Limited

Item 1.

	(a)	Name of Issuer:
Samson Oil & Gas Limited

	(b)	Address of Issuer’s Principal Executive Offices:
Level 36, Exchange Plaza
2 The Esplanade
Perth, Western Australia 6000

Item 2.

	(a)	Name of Person Filing:
Madison Street Partners, LLC

	(b)	Address of Principal Business Office:
5613 DTC Parkway
Suite 310
Greenwood, Colorado 80111

	(c)	Citizenship:
Delaware

	(d)	Title of Class of Securities:
Ordinary Shares, no par value

	(e)	CUSIP Number:
796043107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☑ An investment adviser in accordance with § 240.13d-1(b)(ii)(E).

Page 4 of 6 pages
CUSIP No. 796043107	Samson Oil & Gas Limited

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:
209,658 ADR and 8,526,664 ORD

	(b)	Percent of Class:
6.09%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:
209,658 ADR and 8,526,664 ORD

(ii) Shared power to vote or to direct the vote:
[0]

(iii) Sole power to dispose or to direct the disposition of:
209,658 ADR and 8,526,664 ORD

(iv) Shared power to dispose or to direct the disposition of:
[0]

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.    ☐

Page 5 of 6 pages
CUSIP No. 796043107	Samson Oil & Gas Limited

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Securities reported on this Schedule 13G are beneficially owned by the Reporting Person’s advisory clients, which may include pooled investment vehicles and/or institutional accounts.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

(a) The following certification shall be included if the statement is filed pursuant to § 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 6 pages
CUSIP No. 796043107	Samson Oil & Gas Limited

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2008	MADISON STREET PARTNERS, LLC

	By:	/s/ Matthew J. Arnett
Name: Matthew J. Arnett
Title: Chief Compliance Officer